UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              VTX ELECTRONICS CORP.
                      -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    918388109
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 918388109

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          1,000,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,000,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,000,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             7.32%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.  918388109

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,000,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,000,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,000,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             7.32%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 918388109

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,000,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,000,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,000,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             7.32%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.10 par value per share, issuable upon conversion or exercise of certain derivative securities (the "Shares"), of VTX Electronics Corp. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated April 15, 1996, filed by one of the Reporting Persons (as defined herein), and Amendment No. 1 thereto dated January 10, 1997, filed by the Reporting Persons (collectively, the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Persons to report the termination by Quota Fund N.V., a Netherlands Antilles corporation ("Quota"), as of March 31, 1997, of the investment advisory contract (the "Services Contract") it entered into with Steel Partner Services, Ltd. ("Services"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Soros Fund Management LLC, a Delaware limited liability Company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This statement relates to Shares held for the account of Quota.

          The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quota. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quota. Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

          Effective March 31, 1997, Quota terminated the Services Contract. As a result, SFM LLC currently exercises investment discretion over the 1,000,000 Shares previously managed by Services for the benefit of Quota pursuant to the Services Contract.

          Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quota. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quota. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the Managing Directors of SFM LLC (the executive officers of SFM LLC).

          The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                                                               Page 6 of 8 Pages

          The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

          Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quota as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

          During the past five years, none of the Reporting Persons, Quota and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 5.   Interest in Securities of the Issuer.

          (a) Each of the Reporting Persons may be deemed the beneficial owner of the 1,000,000 Shares held for the account of Quota (approximately 7.32% of the total number of shares of Common Stock of the Issuer which would be outstanding assuming the exercise or conversion of all currently convertible securities of the Issuer held by Quota). This number consists of (i) 1,250 shares of Preferred Stock which are convertible into 500,000 Shares and (ii) B-1 Warrants to purchase 500,000 Shares.

          Shares issuable upon exercise of the B-2 Warrants and the March Warrants are not reported herein as being beneficially owned by the Reporting Persons because such Warrants are not exercisable until December 1, 1998. The Debentures and March Debentures are also not reported herein as being beneficially owned by the Reporting Persons because neither is convertible into Shares.

          (b) (i) Pursuant to the contract between Quota and SFM LLC, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 1,000,000 Shares held directly for the account of Quota (assuming the exercise and conversion of all convertible securities of the Issuer held for the account of Quota).

              (ii) Pursuant to the contract between Quota and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,000,000 Shares held directly for the account of Quota (assuming the exercise and conversion of all convertible securities of the Issuer held for the account of Quota).

          (c) Effective March 31, 1997, as a result of the termination of the Services Contract, SFM LLC currently exercises investment discretion over the 1,000,000 Shares previously managed by Services for the benefit of Quota pursuant to the Services Contract. Other than set forth above, there have been no transactions effected with respect to the Shares since February 1, 1997 (60 days prior to the date hereof) by Quota or by any of the Reporting Persons.

          (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

          (e) Not applicable.

                                                               Page 7 of 8 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 2, 1997                    SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 8 of 8 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.